Filed by SilverBox Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Corp IV

Commission File No.: 001-42214

FOR IMMEDIATE RELEASE

Parataxis Korea, Inc. Announces KRW 10 Billion Capital Raise to Accelerate Bitcoin Treasury Strategy in South Korea

SEOUL – September 1st, 2025 — Parataxis Korea, Inc. (“Parataxis Korea”), the first institutionally backed BTC treasury company in South Korea, announced the pricing of a KRW 10 billion capital raise through a paid-in-capital increase in shares. Use of proceeds will be used to further scale its previously announced BTC treasury strategy.

“With substantial interest and investor inbound since first announcing the Parataxis Korea platform, we are opportunistically taking in new equity capital to further our strategy in scaling a premier BTC treasury platform in South Korea. This first follow-on financing pricing shortly after the closing of the transaction and rebranding of Parataxis Korea, is a vote of confidence from Korean and US institutional investors. With a majority equity financed balance sheet to-date, Parataxis Korea is in an advantageous position for substantial growth, while maintaining a healthy foundation in a conservative approach to managing capital structure.” said Andrew Kim, CEO of Parataxis Korea.

Following the financing, Parataxis Korea intends to release further specific information about its business plan and strategy to the public. Andrew Kim will also deliver a keynote speech on the BTC treasury South Korean market opportunity at BTCON, an institutional and policy focused conference bringing together global leaders within the Bitcoin ecosystem.

About Parataxis Korea, Inc.

Parataxis Korea, Inc. (KOSDAQ: 288330) is a South Korean, public Bitcoin treasury company. As Korea's first institutionally backed Bitcoin treasury company, Parataxis Korea’s leadership is composed of professionals with deep experience across institutional capital markets, digital assets, risk management, and regulatory policy. For more information about Parataxis Korea, please visit the website at www.parataxis.co.kr.

Media Contacts:
Parataxis: ir@parataxis.co.kr
KPR: river@kpr.co.kr